1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
Allison Fumai allison.fumai@dechert.com +1 212 698 3526 Direct +1 212 698 3599 Fax

February 25, 2025

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:   Valerie Lithotomos, Division of Investment Management

Re:	E*TRADE Trust (the “Trust”)

(File Nos. 333-283849; 811-24035)

Dear Ms. Lithotomos:

Thank you for your comments regarding the Trust’s initial registration statement on Form N-1A relating to five initial series of the Trust: E*TRADE No Fee International Index Fund, E*TRADE No Fee Large Cap Index Fund, E*TRADE No Fee Municipal Bond Index Fund, E*TRADE No Fee Total Market Index Fund and E*TRADE No Fee U.S. Bond Index Fund (each, a “Fund,” and collectively, the “Funds”), filed with the Securities and Exchange Commission (the “Commission” or “SEC”) on December 16, 2024.

The Trust has considered your comments and has authorized us to make the responses, changes and acknowledgements discussed below relating to the Trust’s registration statement on its behalf. Below, we describe the changes made to the registration statement in response to the Commission staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes are expected to be reflected in Pre-Effective Amendment No. 1 (the “Amendment”) to the Trust’s registration statement on Form N-1A, which will be filed via EDGAR on or about February 25, 2025. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the initial registration statement.

PROSPECTUS COMMENTS

Cover Page

Comment 1.      Please include the exchange ticker symbol for each Fund’s shares when available. See Item 1(a)(2) of Form N-1A.

Response 1.        The Trust confirms that all empty fields will be completed in the Amendment.

General

Comment 2.      Please fill in all blanks, bracketed areas, and otherwise missing information.

Response 2.        The Trust confirms that all empty fields will be completed in a further amendment to the registration statement.

Comment 3.      Please advise us if you have submitted or expect to submit any exemptive applications or no-action requests in connection with the registration statements.

Response 3.        The Trust confirms it has not submitted and does not expect to submit any exemptive applications or no-action requests in connection with this registration statement.

Fees and Expenses of the Funds

Comment 4.      The Funds’ names include the term “No Fee.” Considering that the Adviser is not covering all fees and expenses and that shareholders are subject to fees charged by E*TRADE from Morgan Stanley or Morgan Stanley Wealth Management, as applicable, please explain supplementally why the inclusion of “No Fee” for each fund is not materially deceptive or misleading.

Response 4.        We respectfully acknowledge your comment. We note that the term “No Fee” in the Funds’ names is intended to convey that the Funds will not charge a management fee for services provided to the Funds by the Adviser. In addition to not charging a management fee, the Adviser will also pay all expenses of the Funds, with certain exceptions, pursuant to a unitary management fee structure, as disclosed in the Funds’ prospectus. We do not believe that excluding certain expenses from the Funds’ unitary management fee structure is materially deceptive or misleading because the term “No Fee” does not indicate that no expenses will be incurred, rather it indicates that no management fee will be charged. This is clear from the disclosure included in the section of the Funds’ prospectus titled “Fund Management.” We additionally note that the quoted language regarding the fees charged by E*TRADE from Morgan Stanley or Morgan Stanley Wealth Management is intended to inform shareholders that while their mutual funds are not subject to internal management fees, such shareholders will be subject to the standard fees that such intermediaries charge for brokerage or advisory services. Accordingly, we believe that this naming convention is appropriate and consistent with the presentation in the Fees and Expenses table.

Comment 5.      Please revise the second sentence in the Fees and Expenses Table to conform to the specific language in Item 3 of Form N-1A.

Response 5.        The disclosure has been revised accordingly.

Comment 6.      Please briefly disclose the term length and material terms of the management agreement in footnote 1.

Response 6.        The disclosure has been revised in the Amendment as follows (additions denoted in bold and underline and deletions in bold and ~~strikethrough~~):

The Fund’s management agreement (“Agreement”) was approved for an initial two-year period and continues for successive one year periods, only if each renewal is specifically approved by E*TRADE Trust’s (the “Trust”) Board of Trustees in accordance with the Investment Company Act of 1940, as amended (the “1940 Act”), including the affirmative votes of a majority of the Trustees who are not parties to the agreement or “interested persons” (as defined in the 1940 Act) of any such party at a meeting called for the purpose of considering such approval. The ~~Fund’s management agreement~~ Agreement provides that the Fund’s “Adviser,” Morgan Stanley Investment Management Inc., will pay ~~substantially~~ all expenses of the Fund (including expenses of ~~E*TRADE Trust (the “Trust”)~~the Trust relating to the Fund), except for the brokerage expenses, acquired fund fees and expenses, taxes, interest, litigation expenses, and other extraordinary expenses, including the costs of proxies, not incurred in the ordinary course of the Fund’s business.

Comment 7.      Specifically disclose what is meant in footnote 1 by “substantially all expenses of the Fund” and if all exclusions are not disclosed, please disclose them.

Response 7.        We respectfully acknowledge your comment. As shown above in response to Comment 6, “substantially” has been removed from footnote 1. We confirm that the exclusions are appropriately reflected in the current disclosure.

GENERAL PROSPECTUS COMMENTS RELATING TO EACH FUND

Comment 8.      The first sentence of the last paragraph in the Principal Investment Strategies states that the Fund may concentrate its investments in a particular industry or group of industries to approximately the same extent that the Index is concentrated. Please disclose whether the Index is currently concentrated and, if so, disclose the specific industry or group of industries in which the Index and the Fund are concentrated and, in the Summary of Principal Risk section, the corresponding risks of such industry or group of industries.

Response 8.        We respectfully acknowledge your comment; however, we believe that the current disclosure adequately discloses the situations where the Funds will concentrate their investments. As indexes rebalance, the concentrations in a particular industry or group of industries may change over time and the Fund will adjust its exposure. To the extent that an index is currently concentrated, we have included corresponding risk disclosure in Item 4. See, e.g., Information Technology Sector Risk in Item 4 of the E*TRADE No Fee Large Cap Index Fund’s prospectus.

Comment 9.      The Fund states, “The Fund may concentrate its investments (i.e., invest 25% or more of its total assets) in a particular industry or group of industries if the Index is so concentrated.” The fund’s concentration policy appears to reserve discretion as to when or whether the fund would concentrate. It has been the staff’s longstanding position that a fund may not change its policies with respect to concentration without a shareholder vote, whether the fund previously disclosed that it may do so, unless the statement of investment policy clearly indicates when and under what conditions any changes between concentration and non-concentration would be made. Therefore, please revise the fund’s policy to state “will” rather than “may.”

Response 9.        The disclosure has been revised accordingly.

Comment 10.    A fund with a name suggesting that it is an index fund is required to invest 80% of its assets in index components. Regarding E*TRADE No Fee Municipal Bond Index Fund, please revise with an appropriate 80% policy or remove the term “index” from the name.

Response 10.        The disclosure has been revised as follows (additions denoted in bold and underline):

Under normal circumstances, the Fund invests at least 80% of its net assets (plus any borrowings for investment purposes) in municipal securities, the interest on which is exempt from regular federal income tax. This policy is fundamental and may not be changed without shareholder approval. The Fund may invest without limit in municipal securities the income from which is subject to the federal alternative minimum tax. The Fund generally invests at least 80% of its assets (plus any borrowings for investment purposes) in securities or other financial instruments that are components of or have economic characteristics similar to the securities or instruments in the Underlying Index. This policy may be changed without shareholder approval; however, shareholders would be notified upon 60 days’ notice in writing of any changes. The Fund will invest a portion of its assets in securities and instruments not included in the Underlying Index, but which the Adviser believes will help the Fund provide investment results that, before fees and expenses, if any, are similar to the Underlying Index.

Comment 11.    For all funds, to the extent not provided, please disclose: Component selection criteria, explaining how index components are included/excluded; Rebalance and reconstitution process, including frequency thereof, explaining how and when the index changes; Number of index components (a range is acceptable); and whether the fund utilizes replication of the index or representative sampling or both depending on disclosed conditions.

Response 11.        We respectfully acknowledge your comment. We believe that the requested disclosure is appropriately addressed in the current sections of the prospectus titled “Principal Investment Strategies,” “Details of the Funds—Approach” and “Details of the Funds—Process” with respect to E*TRADE No Fee Large Cap Index Fund, E*TRADE No Fee Total Market Index Fund and E*TRADE No Fee Municipal Bond Index Fund.

With respect to E*TRADE No Fee International Index Fund, the disclosure has been revised as follows (additions denoted in bold and underline):

The Index is part of the Solactive Global Benchmark Series which includes benchmark indices for developed and emerging market countries. The Index intends to track the performance of the large and mid cap segment covering approximately the largest 85% of the free-float market capitalization in the developed markets excluding the United States. It is calculated as a net total return index in U.S. dollars and weighted by free-float market capitalization and is reconstituted quarterly. A net total return index seeks to replicate the overall return from holding a portfolio consisting of the index constituents. In order to achieve that aim, a net total return index considers payments, such as dividends or coupon payments, after deduction of any withholding tax or other amounts an investor holding the index constituents would typically be exposed to.

With respect to E*TRADE No Fee U.S. Bond Index Fund, the disclosure has been revised as follows (additions denoted in bold and underline):

The Index is a broad-based flagship benchmark that measures the non-securitized component of the Bloomberg U.S. Aggregate Index. The Index includes investment grade, U.S. dollar-denominated, fixed-rate treasuries (i.e., public obligations of the U.S. Treasury that have remaining maturities of more than one year), U.S. government-related and corporate securities. Principal and interest must be denominated in U.S. dollars and securities must have a minimum par amount outstanding of $300 million and must be rated investment grade (Baa3/BBB-/BBB- or higher) using the middle rating of Moody’s Investors Service, Inc., S&P Global Ratings Group and Fitch Ratings. When a rating from only two agencies is available, the lower is used; when only one agency rates a bond, that rating is used. Securities must have at least one year until final maturity, regardless of optionality and bonds that convert from fixed to floating rate, including fixed-to-floating rate perpetuals, will exit the Index one year prior to conversion to floating-rate. Fixed-rate perpetuals are not included in the Index. The Index is rebalanced monthly.

Comment 12.    Please provide copies of the Index methodologies for each Fund.

Response 12.        The Funds’ index methodologies will be transmitted separately via email.

Comment 13.    If a fund uses derivatives to gain exposure to the index, that strategy should be disclosed with specificity.

Response 13.        We confirm that the Funds do not intend to use derivatives in any capacity, including to gain exposure to the index. Accordingly, we have not revised the Funds’ principal investment strategies or principal risks in response to this Comment.

Comment 14.    Given the use, or possible use, of representative sampling, please include a management risk factor in the Principal Risk sections.

Response 14.        We respectfully acknowledge your comment; however, we believe that the current disclosure is appropriate. Please note that the use of representative sampling does not constitute active management and, therefore, we refer to the disclosure included in the Item 4 and Item 9 Index Related Risk for risks related to representative sampling.

Comment 15.    Please consider adding a cybersecurity risk factor to the Item 4 Principal Risk section.

Response 15.        We respectfully acknowledge your comment; however, we do not believe that cybersecurity risk is a principal risk of investing in the Funds. We note that Cybersecurity Risk is included as an Item 9 risk of the Funds, which we believe to be appropriate in light of the Funds’ investment strategies and expected investments.

Comment 16.    On page 36, it states that equity securities include “partnership interests.” If partnership interests include master limited partnerships (“MLPs”), please disclose and include attendant risks.

Response 16.        We respectfully acknowledge your comment and confirm that the Funds do not intend to invest in MLPs. Accordingly, we have not revised the Funds’ principal investment strategies or principal risks in response to this Comment.

Comment 17.    In the Performance Information section, please represent that when performance is available, this section will include disclosure preceding the performance presentation, or in a footnote to the performance presentation, explaining that the performance does not reflect fees charged at the wrap account or retirement plan level, as applicable.

Response 17.        We respectively acknowledge your comment and confirm that we will present performance information consistent with the requirements of Form N-1A, including Item 4(b)(2) and related Instructions. We additionally note that, as disclosed in the preliminary registration statement and discussed in response to Comment 4, the Funds are only available for purchase in self-directed brokerage accounts at E*TRADE from Morgan Stanley and, as a result, fees charged at the wrap account or retirement plan level would not be applicable when an investor purchases shares of a Fund. Accordingly, we respectfully decline to include the requested disclosure when performance information is available.

Comment 18.    Please provide the number of components in each Index. A range is sufficient.

Response 18.        The range of constituents in each Index are as follows: (i) 503-511 for the Solactive GBS United States 500 Index; (ii) 3005-3018 for the Solactive United States 3000 Index; (iii) 866-1131 for the Solactive GBS Developed Markets ex United States Large & Mid Cap USD Index NTR; (iv) 15,551-17,261 for the Bloomberg Municipal Managed Money Intermediate (1-17 Year) Index; and (v) 3,000-10,000 for the Bloomberg U.S. Government Credit Bond Index.

E*TRADE NO FEE LARGE CAP INDEX FUND

Comment 19.    Please disclose the market capitalization range for the Solactive GBS United States 500 Index in response to Item 4 and Item 9 of Form N-1A.

Response 19.        The disclosure has been revised as follows (additions denoted in bold and underline):

The Index intends to track the performance of the largest 500 companies from the U.S. stock market and is based on the Solactive Global Benchmark Series. Constituents are selected based on company market capitalization and weighted by free-float market capitalization. The Index is calculated as a total return index in U.S. dollars and is reconstituted quarterly. As of December 31, 2024, the market capitalization range of the Index was approximately $950 million to $3.7 trillion.

Comment 20.    On page 5, Information Technology Sector Risk is a principal risk factor. Please add disclosure in the principal investment strategy regarding this investing. This applies to other Funds, as appropriate.

Response 20.        We respectfully acknowledge your comment; however, we believe that the current disclosure is appropriate and additionally refer to our response to Comment 8 above. The Fund’s principal investment strategy discloses that the Fund’s passive management strategy is “designed to track, as closely as possible, before fees and expense, if any, the performance of the Solactive GBS United States 500 Index” and that the “Fund invests in common stock of each company in the Index in approximately the same proportion as represented in the Index itself.” Although it is not a principal investment strategy of the Fund to invest in the information technology sector or any other sector, the Fund may ultimately invest a substantial portion of its assets in the information technology sector or any other sector to the extent that the Solactive GBS United States 500 Index so invests. We included Information Technology Sector Risk as a principal risk of investing in the Fund to reflect the principal risks associated with the Solactive GBS United States 500 Index’s current sector composition; however, there is no guarantee that this composition will remain the same over time.

Comment 21.    Please consider whether a large cap risk is appropriate.

Response 21.        We respectfully acknowledge your comment. Consistent with the approach taken with respect to other funds within the broader family of mutual funds advised by Morgan Stanley Investment Management, Inc., we respectfully decline to include a standalone “large capitalization” risk factor. Instead, consistent with the approach taken for the broader complex, we believe that the risks currently presented by investment in large-capitalization issuers are appropriately disclosed to current and potential shareholders through other prospectus and statement of additional information risk disclosures including, among others, risk factors related to “Equity Securities” and “Market and Geopolitical Risks.”

E*TRADE NO FEE TOTAL MARKET INDEX FUND

Comment 22.    Principal Risk factors on page 10 include Small and Mid-Cap Companies. Please consider whether a large cap risk factor is also appropriate.

Response 22.        We respectfully acknowledge your comment. Consistent with the approach taken with respect to other funds within the broader family of mutual funds advised by Morgan Stanley Investment Management, Inc., we respectfully decline to include a standalone “large capitalization” risk factor. Instead, consistent with the approach taken for the broader complex, we believe that the risks currently presented by investment in large-capitalization issuers are appropriately disclosed to current and potential shareholders through other prospectus and statement of additional information risk disclosures including, among others, risk factors related to “Equity Securities” and “Market and Geopolitical Risks.”

E*TRADE NO FEE INTERNATIONAL INDEX FUND

Comment 23.   On page 16, Financials Sector Risk is a principal risk factor. Please add disclosure in the principal investment strategy regarding this investing. This applies to other Funds, as appropriate.

Response 23.        We respectfully acknowledge your comment; however, we believe that the current disclosure is appropriate and additionally refer to our response to Comment 8 above. The Fund’s principal investment strategy discloses that the Fund’s passive management strategy is “designed to track, as closely as possible, before fees and expense, if any, the performance of the Solactive GBS Developed Markets ex United States Large & Mid Cap USD Index NTR” and that the “Fund invests in common stock of each company in the Index in approximately the same proportion as represented in the Index itself.” Although it is not a principal investment strategy of the Fund to invest in the financials sector or any other sector, the Fund may ultimately invest a substantial portion of its assets in the financials sector or any other sector to the extent that the Solactive GBS Developed Markets ex United States Large & Mid Cap USD Index NTR so invests. We included Financials Sector risk as a principal risk of investing in the Fund to reflect the principal risks associated with the Solactive GBS Developed Markets ex United States Large & Mid Cap USD Index NTR’s current sector composition; however, there is no guarantee that this composition will remain the same over time.

Comment 24.   Risks of Investing in Japan is a principal risk factor. Please add disclosure in the principal investment strategy regarding this investing.

Response 24.        We respectfully acknowledge your comment; however, we believe that the current disclosure is appropriate and additionally refer to our response to Comment 8 above. As noted above, the Fund’s principal investment strategy discloses that the Fund’s passive management strategy is “designed to track, as closely as possible, before fees and expense, if any, the performance of the Solactive GBS Developed Markets ex United States Large & Mid Cap USD Index NTR” and that the “Fund invests in common stock of each company in the Index in approximately the same proportion as represented in the Index itself.” The Fund’s principal investment strategy also specifies that the “Index intends to track the performance of the large and mid cap segment covering approximately the largest 85% of the free-float market capitalization in the developed markets excluding the United States.” Although it is not a principal investment strategy of the Fund to invest specifically in Japanese issuers, the Fund may ultimately invest a substantial portion of its assets in Japanese issuers or issuers located in any other developed market to the extent that the Solactive GBS Developed Markets ex United States Large & Mid Cap USD Index NTR so invests. We included the Risk of Investing in Japan as a principal risk of investing in the Fund to reflect the principal risks associated with the Solactive GBS Developed Markets ex United States Large & Mid Cap USD Index NTR’s current country composition; however, there is no guarantee that this composition will remain the same over time.

E*TRADE NO FEE MUNICIPAL BOND INDEX FUND

Comment 25.   Information Technology Sector investing is a principal risk factor for this Fund. Please add disclosure regarding investing in this sector in the principal investment strategy.

Response 25.        We respectfully acknowledge your comment; however, we note that Information Technology Sector Risk is not disclosed as a principal risk of investing in the Fund.

Comment 26.   Please disclose the plain English definition of the term “key rate duration bands,” which appears on page 20.

Response 26.        The disclosure has been revised as follows (additions denoted in bold and underline):

The Fund seeks to achieve its investment objective by seeking to approximate the average duration of the Bloomberg Municipal Managed Money Intermediate (1-17 Year) Index (the “Index”), a market value-weighted grouping of municipal bonds rated in the top two ratings categories (AA-rated and AAA-rated) with maturities between one and seventeen years, in addition to key rate duration bands. Key rate duration bands are a set of various duration ranges for a particular index or fund that, added together, contain 100% of that index or fund’s duration exposure.

E*TRADE NO FEE U.S. BOND INDEX FUND

Comment 27.   Investing in fixed-income securities is a principal risk factor of investing in the Fund. Please add, in the principal investment strategy, disclosure describing the types of fixed income investments in which the Fund may invest. Also, disclose whether the Fund has any requirements or limitations concerning the maturity of the Fund’s fixed-income investments, if any, in addition to those of the index.

Response 27.        The disclosure has been revised as follows (additions denoted in bold and underline):

The Fund uses a sampling method of indexing. The sampling method involves selecting a representative number of securities that will resemble the Index in terms of key risk and other characteristics. The securities selected are expected to have, in the aggregate, investment characteristics (based on factors such as duration, maturity, interest rate sensitivity, security structure, credit quality, market value and industry weightings), fundamental characteristics (such as return variability and yield) and liquidity measures similar to those of the Index. The Fund expects to hold those categories of fixed income securities included in the Index. The Fund may or may not hold all of the securities in the Index or hold securities in the same proportions as represented in the Index. There is no limitation on the maturity of specific fixed income securities held by the Fund.

ADDITIONAL INFORMATION ABOUT FUND INVESTMENT STRATEGIES AND RELATED RISKS

Comment 28.   Securities types and risks are intermixed. Please revise to have separate sections for the types of securities invested in and the principal risks.

Response 28.        We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate. We note that information regarding the Fund’s principal investment strategies, including the particular type or types of securities in which the Fund principal invests or will invest, are disclosed under the section of the Funds’ prospectus titled “Details of the Funds”. The section of the Funds’ prospectus titled “Additional Information About Fund Investment Strategies and Related Risks” then further discusses those types of securities and their attendant risks.

Comment 29.   Regarding securities types under Item 9(b)(1), please revise to ensure which types of securities apply to which funds is consistently disclosed.

Response 29.        We respectfully acknowledge your comment; however, we believe that the current disclosure is appropriate. We note that the introductory paragraph to the “Additional Information About Fund Investment Strategies and Related Risks” section of the Funds’ prospectus states that the term “Fund” as used in that section “refers to each Fund listed on the cover page of the Prospectus (unless otherwise noted).” Additionally, we note that a chart specifically indicating which types of securities apply to which Funds is included in the statement of additional information, consistent with Morgan Stanley’s historical approach to such disclosures.

Comment 30.   Under Item 9(b)(2), revise, where necessary, to ensure clarity regarding which risk applies to which fund or funds.

Response 30.        We respectfully acknowledge your comment; however, we believe that the current disclosure is appropriate. We note that the introductory paragraph to the “Additional Information About Fund Investment Strategies and Related Risks” section of the Funds’ prospectus states that the term “Fund” as used in that section “refers to each Fund listed on the cover page of the Prospectus (unless otherwise noted).”

Comment 31.   Given that other expenses for every fund are 0.00, and that acquired fund fees and expenses are not covered by the funds’ management agreement for the Adviser to pay substantially all expenses, please explain the Item 9 principal risk regarding investment company securities, which implies a principal investment in other investment companies by the Funds.

Response 31.        We respectfully acknowledge your comment and confirm that although a Fund may invest in other investment companies, we do not expect the acquired fund fees and expenses associated with such investments to exceed 0.01 percent (one basis point) of the average net assets of the Fund.

STATEMENT OF ADDITIONAL INFORMATION

Comment 32.   On page 37, please add “or group of industries” after “within the same industry” in fundamental policy number one.

Response 32.        The disclosure has been revised accordingly.

Financial Statements

Comment 33.   Is a party other than the Fund’s sponsor, or one of its affiliates, providing the Fund’s initial (seed) capital? If yes, please supplementally identify the party providing the seed capital and describe their relationship with the Fund.

Response 33.        We confirm that the Funds’ sponsor (or an affiliate) will provide each Fund’s initial seed capital.

PART C

Item 28 Exhibits

Comment 34.   Rule 411 under the Securities Act requires the hyperlinking of both exhibits and other information incorporated by reference in a registration statement, if publicly available on EDGAR. This includes exhibits attached to the current filing. Please ensure that the Registration Statement is in conformity with hyperlinking requirements.

Response 34.        We respectfully acknowledge your comment and intend to add any required hyperlinks in accordance with Rule 411 under the Securities Act.

Comment 35.   Please include the index license or sublicense agreement to which the Fund is a party as an exhibit to the registration statement, if applicable, as it is considered an “other material contract” pursuant to Item 28(h) of Form N-1A.

Response 35.        We respectfully acknowledge your comment and confirm that we will include the index sublicense agreement in a further amendment to the registration statement.

*                *                *

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3526 (tel). Thank you.

Best regards,

/s/ Allison Fumai

Allison Fumai